UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                               Dynex Capital, Inc.
- -----------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
- -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   26817Q506
- -----------------------------------------------------------------------
                                 (CUSIP Number)


                                Arthur D. Lipson
                             Western Investment LLC
                     7050 South Union Park Center, Ste. 590
                               Midvale, UT 84047
- -----------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               January 14, 2010
- -----------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].









CUSIP No.  - 26817Q506


1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         WESTERN INVESTMENT LLC

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [  ]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
        OR 2(e)     [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE


NUMBER OF       7       SOLE VOTING POWER (See Item 5)
SHARES                   1,056,632 shares
BENEFICIALLY    8       SHARED VOTING POWER (See Item 5)
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                1,056,632 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,056,632 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.4%

14      TYPE OF REPORTING PERSON*
        OO







1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         ARTHUR D. LIPSON

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [  ]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         OO,PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
        OR 2(e)     [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF       7       SOLE VOTING POWER (See Item 5)
SHARES                   1,081,632 shares
BENEFICIALLY    8       SHARED VOTING POWER (See Item 5)
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                1,081,632 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,081,632 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.6%

14      TYPE OF REPORTING PERSON*
        IN









1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         WESTERN INVESTMENT HEDGED PARTNERS LP

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [  ]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
        OR 2(e)     [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

NUMBER OF       7       SOLE VOTING POWER (See Item 5)
SHARES                   62,501 shares
BENEFICIALLY    8       SHARED VOTING POWER (See Item 5)
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                62,501 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 62,501 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.4%

14      TYPE OF REPORTING PERSON*
        PN









1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [  ]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
        OR 2(e)     [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

NUMBER OF       7       SOLE VOTING POWER (See Item 5)
SHARES                   977,894 shares
BENEFICIALLY    8       SHARED VOTING POWER (See Item 5)
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                977,894 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 977,894 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.8%

14      TYPE OF REPORTING PERSON*
        OO









1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         WESTERN INVESTMENT TOTAL RETURN PARTNERS LP

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [  ]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
        OR 2(e)     [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

NUMBER OF       7       SOLE VOTING POWER (See Item 5)
SHARES                   16,237 shares
BENEFICIALLY    8       SHARED VOTING POWER (See Item 5)
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                16,237 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 16,237 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.1%

14      TYPE OF REPORTING PERSON*
        PN








The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.


ITEM 1.   SECURITY AND ISSUER

Item 1 is hereby amended and restated to read as follows:

This statement relates to shares of the Common Stock, par value $.01 (the "Common Shares"), of Dynex Capital, Inc. (the "Issuer"). The Common Shares reported in this statement include Common Shares issuable upon conversion of the Issuer's Series D 9.50% Cumulative Convertible Preferred Stock, par value $.01 (the "Preferred Shares"). Based on the Issuer's public filings, each outstanding Preferred Share is currently convertible into one Common Share at the option of the holder. The address of the principal executive offices of the Issuer is 4991 Lake Brook Drive, Suite 100, Glen Allen, VA 23060.



ITEM 2.   IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated to read as follows:

(a) This statement is filed by Western Investment LLC, a Delaware limited liability company ("WILLC"), Arthur D. Lipson, Western Investment Hedged Partners LP, a Delaware limited partnership ("WIHP"), Western Investment Institutional Partners LLC ("WIIP"), a Delaware limited liability company, and Western Investment Total Return Partners LP ("WITRP"), a Delaware limited partnership. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

WILLC has sole voting and investment power over WIHP's, WIIP's and WITRP's security holdings and Mr. Lipson, in his role as the managing member of WILLC, controls WILLC's voting and investment decisions.

(b) The principal business address of each Reporting Person is 7050 South Union Park Center, Suite 590, Midvale, UT 84047.

(c) The principal business of WILLC is acting as the managing member of WIIP and the general partner of each of WIHP and WITRP. The principal occupation of Arthur D. Lipson is acting as managing member of WILLC. The principal business of WIHP, WIIP and WITRP is acquiring, holding and disposing of investments in various companies.



ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 914,631 Common Shares beneficially owned by WILLC (not including shares issuable upon conversion of Preferred Shares beneficially owned by WILLC) is approximately $6,346,562. The aggregate purchase price of the 142,001 Preferred Shares beneficially owned by WILLC is approximately $1,466,172. The Common Shares and Preferred Shares beneficially owned by WILLC were acquired with the investment funds of each of WIHP, WIIP and WITRP. The aggregate purchase price of the 25,000 Common Shares owned directly by Mr. Lipson is $141,500. The Common Shares owned directly by Mr. Lipson were acquired with his personal funds.



ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated to read as follows:

(a) The aggregate percentage of Common Shares reported owned by each person named herein is based upon 14,182,912 Common Shares outstanding as of March 1, 2010, as reported in the Issuer's Form 10-K, filed with the Securities and Exchange Commission on March 8, 2010.

As of the close of business on March 8, 2010, WIHP, WIIP and WITRP beneficially owned 62,501, 977,894 and 16,237 Common Shares, respectively, representing approximately 0.4%, 6.8% and 0.1%, respectively, of the Common Shares outstanding. The Common Shares beneficially owned by WIIP include 142,001 Common Shares that are issuable upon the conversion of Preferred Shares owned by WIIP. WILLC beneficially owned 1,056,632 Common Shares, constituting approximately 7.4% of the Common Shares outstanding. Mr. Lipson beneficially owned 1,081,632 Common Shares, constituting approximately 7.6% of the Common Shares outstanding. The Common Shares beneficially owned by Mr. Lipson consist of the 1,056,632 Common Shares beneficially owned by WILLC and 25,000 Common Shares owned directly by him.

As the managing member of WIIP and general partner of each of WIHP and WITRP, WILLC may be deemed to beneficially own the 1,056,632 Common Shares beneficially owned in the aggregate by WIHP, WIIP and WITRP. As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 1,056,632 Common Shares beneficially owned by WILLC, in addition to the 25,000 Common Shares owned directly by him.

(b) Each of WILLC and Mr. Lipson is deemed to have sole voting and dispositive power over the securities reported herein as beneficially owned by WIHP, WIIP and WITRP by virtue of their respective positions as described in paragraph
(a). Mr. Lipson has sole voting and dispositive power over the securities reported herein as owned directly by him.

(c) Schedule A annexed hereto lists all transactions in the Common Shares and Preferred Shares during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated to read as follows:

On March 9, 2010, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.



ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

1. Joint Filing Agreement by and among Western Investment LLC, Arthur D. Lipson, Western Investment Hedged Partners LP, Western Investment Institutional Partners LLC and Western Investment Total Return Partners LP, dated March 9, 2010.







                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 9, 2010		     WESTERN INVESTMENT LLC

                             By: /s/ Arthur D. Lipson, Managing Member


                             WESTERN INVESTMENT HEDGED PARTNERS LP
                             By: Western Investment LLC,
                                 its General Partner

                             By: /s/ Arthur D. Lipson, Managing Member


                             WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC
                             By: Western Investment LLC,
                                 its Managing Member

                             By: /s/ Arthur D. Lipson, Managing Member


                            WESTERN INVESTMENT TOTAL RETURN PARTNERS LP
                             By: Western Investment LLC,
                                 its General Partner

                             By: /s/ Arthur D. Lipson, Managing Member



                                  /s/ Arthur D. Lipson
                               ___________________________
                                    ARTHUR D. LIPSON









                                  SCHEDULE A

COMMON STOCK
           Transaction Code     Quantity      Trade Date   Price
WIHP       Sell                   3,875        1/11/2010    $9.1009
           Sell                   1,110        1/11/2010    $9.0823
           Sell                   1,100        1/12/2010    $9.1191
           Sell                   1,500        1/14/2010    $9.0747
           Sell                   2,955        1/14/2010    $9.0840
           Sell                   7,900        1/15/2010    $9.0861
           Sell                     646        1/15/2010    $9.0694
           Sell                  11,045        1/19/2010    $9.0865
           Buy                    5,715        1/21/2010    $9.0125
           Buy                   11,000        1/22/2010    $9.0080
           Buy                      800        1/25/2010    $9.0125
           Buy                    1,800        1/26/2010    $9.0125
           Buy                      400        1/27/2010    $9.0125
           Buy                    6,700        1/28/2010    $9.0125
           Buy                    1,400        1/29/2010    $9.0125
           Buy                    3,000        2/01/2010    $9.0125
           Sell                  13,718        2/25/2010    $9.0516
           Sell                  35,235        2/26/2010    $8.9955
           Sell                   2,300        3/02/2010    $8.9952
           Sell                   7,500        3/03/2010    $8.9967
           Sell                  10,100        3/04/2010    $8.9969
           Sell                   6,000        3/05/2010    $8.9975
           Sell                   3,400        3/08/2010    $8.9965
           Sell                   2,400        3/08/2010    $8.9965


WITRP      Sell                   1,905        3/03/2010    $8.9948
           Sell                   2,623        3/04/2010    $8.9955
           Sell                   1,601        3/05/2010    $8.9952
           Sell                     674        3/08/2010    $8.9941
           Sell                     868        3/08/2010    $8.9941